Exhibit 99.4

Merial Introduces Oravet®

Dental Hygiene Chews for Dogs

- Expands Merial’s pet portfolio with innovative oral care offering -

- Daily chews offer novel dual mechanism of action not yet seen in the category -

Paris, France - July 10, 2015 - Sanofi and its animal health company Merial announced today the launch in the U.S. of Oravet® Dental Hygiene Chews for dogs at the annual meeting of the American Veterinary Medical Association in Boston, Massachusetts. Oravet Dental Hygiene Chews use exclusive, new, dual-action technology to significantly reduce the formation of plaque, calculus and halitosis at their source.

According to studies, many dental issues in dogs may be prevented through regular veterinary and home dental care,(1) but only 14 percent of dogs receive dental care at a veterinary clinic,(2) and only 2 percent of owners brush their pets’ teeth daily.(3) Pet owners often mistakenly consider signs like halitosis, calculus, drooling and other symptoms as normal, therefore missing the early indicators of dental problems.(4)

“As pet ownership increases around the world, so does the need for excellent care of these members of the family,” said Carsten Hellmann, Merial CEO and Sanofi Executive Vice President. “An exciting expansion into a new product category, Oravet Dental Hygiene Chews complement Merial’s focus on disease prevention, and overall health and wellness management in animals. We are launching today in the United States, but we expect to introduce the dental chew in other markets in early 2016.”

Oravet Dental Hygiene Chews provide a unique, easy-to-administer option designed to help pet owners comply with veterinary recommendations for at-home maintenance of their dogs’ oral hygiene. Each Oravet Dental Hygiene Chew releases delmopinol, an innovative compound originally developed for human dentistry and exclusively licensed to Merial for veterinary use. Delmopinol creates a barrier that prevents bacterial attachment to teeth, tongue and gingiva,(5),(6) inhibiting the production of biofilms that form plaque and the volatile sulfur compounds of halitosis. During chewing, the malleable, high-density treat also helps scrub away existing plaque and calculus.

Oravet Dental Hygiene Chews are highly palatable, and when taken daily, have shown a 53 percent reduction in halitosis, a 42 percent reduction in plaque and a 54 percent reduction in calculus compared to dry diet alone.(7) The chews, which may be given to dogs over 6 months of age, will be offered in three sizes based on a dog’s weight. They will be available through veterinarians only.

Oravet Dental Hygiene Chews join Merial’s extensive product portfolio dedicated to preventing and managing major pet health issues, including Heartgard® Plus (ivermectin/pyrantel), for the prevention of heartworm disease, Frontline® Plus (fipronil + (S)-methoprene) and NexGard® (afoxolaner), for flea and tick control and protection, and a large range of pets vaccines .

References

(1) DuPont GA. Prevention of periodontal disease. Vet Clin North Am Small Anim Pract. 1998; 28(5): 1129-1145.

(2) Veterinary Pet Insurance. Brush up on your pet’s oral care. http://www.petinsurance.com/healthzone/pet-articles/pet-dental-care/Brush-Up-on-Your-Pets-Oral-Care.aspx. Accessed 5/15/2015.

(3) Quest BW. Oral health benefits of a daily dental chew in dogs. J Vet Dent. 2013;30(2):84-87.

(4) American Veterinary Dental College. Information for owners. http://www. avdc.org/ownersinfo.html. Accessed 3/23/2015.

(5) Steinberg D, Beeman D, Bowen W. The effect of delmopinol on glucosyltransferase adsorbed on to saliva-coated hydroxyapatite. Archs Oral Biol. 1992;37:33-38.

(6) Vassilakos N, Arnebrant T, Rundergren J. In vitro interactions of delmopinol hydrochloride with salivary films adsorbed at solid/liquid interfaces. Caries Res. 1993;27:176-182.

(7) Data on file at Merial Inc.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health and well-being of a wide range of animals. Merial employs 6,500 people and operates in more than 150 countries worldwide with over €2 billion of sales in 2014. Merial is a Sanofi company. For more information, please see www.merial.com

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi	Investor Relations
Media Relations	Sébastien Martel
Flore Larger	Tel.: +33 (0)1 53 77 45 45
Tel. : +33 (0)1 53 77 46 46	ir@sanofi.com
mr@sanofi.com

Merial
Media Relations
Heidi De Wit-Sommerfeld
Tel.: +1 678 638 3763
heidi.dewit-sommerfeld@merial.com